Energy Fuels to Present on September 9 at the 17thAnnual Rodman &
Renshaw Global Investment Conference; Live Webcast Available

Lakewood, Colorado – September 2, 2015

Energy Fuels Inc. (NYSE MKT: UUUU; TSX: EFR) (“Energy Fuels” or the “Company”), a leading integrated conventional and in situ recovery (“ISR”) uranium producer that operates in the United States,invites you to watch Curtis H. Moore, Vice President of Marketing and Corporate Development, present at 17th Annual Rodman & Renshaw Global Investment Conference being held at the St. Regis Hotel in New York City on Wednesday, September 9, 2015 at 11:40 am Eastern Standard Time.

The presentation can also be viewed online through a live webcast by following this link:

Energy Fuels (UUUU) – Rodman & Renshaw Presentation

For more information about attending the conference or to schedule a one-on-one meeting with Energy Fuels, please contact Lily Khaykina at 212-356-0529 or via email at lk@rodm.com.

About Energy Fuels: Energy Fuels is a leading integrated US-based uranium mining company, supplying U3O8 to major nuclear utilities. Energy Fuels operates two of America’s key uranium production centers,the White Mesa Mill in Utah and the Nichols Ranch Processing Facility in Wyoming. The White Mesa Mill is the only conventional uranium mill operating in the U.S. today and has a licensed capacity of over 8 million pounds of U3O8  per year. The Nichols Ranch Processing Facility, acquired in the Company’s acquisition of Uranerz Energy Corporation, is an in situ recovery (“ISR”) production center with a licensed capacity of 2 million pounds of U3O8 per year. Energy Fuels also has the largest NI 43-101 compliant uranium resource portfolio in the U.S. among producers, and uranium mining projects located in a number of Western U.S. states, including two producing mines, mines on standby, and mineral properties in various stages of permitting and development. The Company’s common shares are listed on the NYSE MKT under the trading symbol “UUUU”, and on the Toronto Stock Exchange under the trading symbol “EFR”.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this news release, including any information relating to the Company being a leading integrated conventional and ISR uranium producer and any other statements regarding Energy Fuels’ future expectations, beliefs, goals or prospects constitute forward-looking information within the meaning of applicable securities legislation (collectively, "forward-looking statements"). All statements in this news release that are not statements of historical fact (including statements containing the words "expects", "does not expect", "plans", "anticipates", "does not anticipate", "believes", "intends", "estimates", "projects", "potential", "scheduled", "forecast", "budget" and similar expressions) should be considered forward-looking statements. All such forward-looking statements are subject to important risk factors and uncertainties, many of which are beyond Energy Fuels’ ability to control or predict. A number of important factors could cause actual results or events to differ materially from those indicated or implied by such forward-looking statements, including without limitation: the Company being a leading integrated conventional and ISR producer of uranium and other risk factors as described in Energy Fuels’ and Uranerz’ most recent annual information form and annual and quarterly financial reports.

Energy Fuels assumes no obligation to update the information in this communication, except as otherwise required by law. Additional information identifying risks and uncertainties is contained in Energy Fuels’ and Uranerz’ filings with the various securities commissions which are available online at www.sec.gov and www.sedar.com. Forward-looking statements are provided for the purpose of providing information about the current expectations, beliefs and plans of the management of Energy Fuels relating to the future. Readers are cautioned that such statements may not be appropriate for other purposes. Readers are also cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

Investor Inquiries:

Energy Fuels Inc.
Curtis Moore
VP – Marketing and Corporate Development
(303) 974-2140 or Toll free: (888) 864-2125
investorinfo@energyfuels.com
www.energyfuels.com